Filed by Valor Communications Group, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Valor Communications Group, Inc.
Subject Company’s Commission File No: 1-32422
December 9, 2005

To:	VALOR Telecom and Kerrville Telephone Company Employees

From:	Jack Mueller, President and Chief Executive Officer

Re:	VALOR Communications Group (VALOR) Announces Merger with Alltel Wireline Business
In keeping with our business strategy to pursue selective transactions to grow the company and increase shareholder value, today we have announced that VALOR’s Board of Directors has approved a merger between VALOR and Alltel’s Wireline Business (AWB). AWB will be spun off from Alltel to create a separate communications company, which will merge with VALOR. The combination of businesses will create the leading rural focused wireline company in the United States, with 3.4 million access lines in 16 states and combined revenues of $3.4 billion.
We believe the VALOR-AWB transaction creates significant value for our shareholders. Once the transaction is approved by various federal and state regulatory agencies and VALOR shareholders, the new company (NewCo) will be publicly traded and headquartered in the Central Arkansas area. We expect the transaction to close in mid-2006.
NewCo Benefits
NewCo will create value for our shareholders and for our customers due to complementary geographic footprints with favorable rural characteristics. Our customers will also benefit from NewCo synergies, expanded resources and new product offerings. We expect the integration to be seamless to our customers since the companies share similar processes and Alltel already manages and runs VALOR’s billing system.
Workforce
We know that the primary concern with today’s announcement relates to your personal standing. Change can be unsettling and brings many unknowns, which we understand. What we know today is that workforce changes and new opportunities are possible over time. For the near term, we will be working in a normal business mode.
Eventually, NewCo will begin evaluating staffing needs and a joint company transition process will be developed. A steering committee with employee representatives from both companies will also provide guidance. Most importantly, we commit to ensuring that any workforce changes are conducted with dignity, respect and ample notification to ease personal transitions.
Furthermore, NewCo’s executive management team will be comprised of Alltel and VALOR executives and will be led by Chief Executive Officer Jeff Gardner. You will hear from Jeff today through video broadcast (details will be forwarded this afternoon) and employee meetings will be scheduled in the next few months.
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We also commit to keeping you informed throughout the transition process. To this end, attached is a document with frequently asked questions that will allow you to understand today’s announcement in greater detail. Local management will be meeting with you later this morning to address your questions.
Please understand that we may not have all the answers you are requesting at this time, but we will keep you posted as we learn more details. I also encourage you to forward any questions or concerns to me at Dear Jack.
Next Steps
Today’s announcement marks another important milestone in VALOR’s history and is a testament to your personal contributions to the business and outstanding efforts with customers and our operations. Until the transaction closes next year, we will be working in a business-as-usual mode. This means that your full cooperation and continued performance will be essential to customer retention and satisfaction, meeting revenue and budget targets and maintaining high performance metrics.
With your full cooperation, we will continue our strong track record, which has made VALOR Telecom a successful business enterprise, and will make NewCo a great organization that delivers value to our shareholders and quality service to our customers.
Jack Mueller